                                 [METLIFE LOGO]

May 6, 2004

Robb Lamont, Staff Attorney
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    First MetLife Investors Variable Annuity Account One
       First MetLife Investors Insurance Company
       File Nos. 333-96773 and 811-08306
       CIK No. 0000917952

       Form AW -    Request for Amendment Withdrawal of an amendment to a
                    registration statement:
                    Erroneous Filing of 485BPOS on April 29, 2004
                    Accession Number 0001193125-04-073623

Dear Mr. Lamont:

On Thursday, April 29, 2004, our filing agent, RR Donnelly Financial of the Lancaster, Pennsylvania office, transmitted a filing in error. The filing that was transmitted was a 485BPOS, Accession Number 00011 93125-04-073623, an unauthorized and incomplete filing as well as substantially duplicative of our filing transmitted to the SEC on April 27, 2004 with the Accession Number 0001193125-04-070912.

This error occurred as a mistake by the filing agent who was not authorized to make said filing on April 29, 2004, as the correct filing, with the Accession Number 0001193125-04-070912, had been properly transmitted to the SEC on Tuesday, April 27, 2004.

Because this is an erroneous filing similar to the previous filing but incorrect and never intended to be filed, we would request that the filing under Accession Number 0001193125-04-073623 be withdrawn.

FIRST METLIFE INVESTORS VARIABLE
ANNUITY ACCOUNT ONE (Registrant)

By: /s/ Richard C. Pearson
    --------------------------
        Richard C. Pearson
        Executive Vice President, General Counsel and Secretary

Robb Lamont, Staff Attorney
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
May 6, 2004
Page 2

FIRST METLIFE INVESTORS INSURANCE
COMPANY (Depositor)

By: /s/ Richard C. Pearson
    --------------------------
        Richard C. Pearson
        Executive Vice President, General Counsel and Secretary

Thank you for your assistance in this matter. Should you have any questions, please feel free to contact me at (617) 578-3514.

Sincerely,

/s/ Michele H. Abate
-------------------------
Michele H. Abate
Senior Counsel

cc:    W. Thomas Conner, Esquire
       Sutherland Asbill & Brennan LLP
       Ms. Andrea A. Henry and
       Ms. Robin McDonough, RR Donnelly

#9420557